EXHIBIT 1

Land and Buildings Issues Statement in Response to Filing of MGM Resorts Proxy

-	Land and Buildings disappointed by MGM’s lack of engagement and urgency –

-	Believes that the more than $1.5 billion of shareholder value created since release of Land and Buildings proposal shows strong support for Land and Buildings’ ideas and highly-qualified nominees –

-	Land and Buildings plans to file proxy in near future to allow the voices of shareholders to be heard –

Stamford, CT— (March [20], 2015) – Today Land and Buildings issued the following statement in response to the filing of a preliminary proxy statement from MGM Resorts International (NYSE: MGM) (“MGM” or the “Company”):

“Land and Buildings is disappointed by MGM’s decision to exclude our four highly-qualified nominees from their proxy, which we believe sends a clear signal that the Board would prefer to take part in a contentious situation rather than work collaboratively to reach a solution that is in the best interests of all shareholders. Further, though we offered to make each of our nominees available to meet with MGM’s Nominating/Corporate Governance Committee, the Board elected to ignore this offer and reject our nominees without engaging in a dialogue with them.

“Since we issued our presentation on March 17th highlighting why Land and Buildings believes that MGM is undervalued and how that substantial discount to real estate value can be best be unlocked, more than $1.5 billion of shareholder value[1] has been created by the market response to our ideas, in our view. We believe this reaction, in addition to what we have heard from conversations with other shareholders, demonstrates significant support for our plan and a desire among a large number of existing and new shareholders for the Board to utilize the highly relevant and extensive experience possessed by our nominees.

“Our hope remains that we can work collaboratively with the Board and management of MGM to reach a mutually beneficial path forward. However, at this time the Company is demonstrating a distinct lack of urgency in their desire to work with us, which we find discouraging. We believe that the voice of shareholders must be heard, and as a result we have no choice other than to file our own proxy statement in the near future.”

Land and Buildings would also remind shareholders that the Record Date for the Company’s 2015 Annual Meeting is March 30th.  As a result, shareholders may need to take steps with their custodial banks and brokerage firms to ensure that they have the ability to vote their shares at the upcoming 2015 Annual Meeting.  MGM shareholders should pay particular attention to any shares presently held in swap

[1] As of market close on 3/19/15

arrangements or in margin accounts. In order to ensure that shareholders have the ability to vote their shares, they should consider beginning the process of promptly unwinding any swap accounts to allow sufficient time before the record date. Land and Buildings also reminds MGM shareholders that any shares held in margin accounts that may be loaned by a broker will need to be moved into a cash account in advance of the record date if shareholders want to vote their shares.

Land and Buildings’ presentation on MGM Resorts International is available at www.landandbuildings.com.

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About Land and Buildings:

Land and Buildings is a registered investment manager specializing in publicly traded real estate and real estate related securities. Land and Buildings seeks to deliver attractive risk adjusted returns by opportunistically investing in securities of global real estate and real estate related companies, leveraging its investment professionals' deep experience, research expertise and industry relationships.

Investor Contact:

Scott Winter / Jonathan Salzberger

Innisfree M&A Incorporated

212-750-5833

Media Contact:

Elliot Sloane / Dan Zacchei

Sloane & Company

212-486-9500

Esloane@sloanepr.com or

Dzacchei@sloanepr.com

LAND & BUILDINGS CAPITAL GROWTH FUND, L.P., LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC AND JONATHAN LITT (COLLECTIVELY, "LAND & BUILDINGS") AND MATTHEW J. HART, RICHARD KINCAID AND MARC A. WEISMAN (TOGETHER WITH LAND & BUILDINGS, THE "PARTICIPANTS") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF MGM RESORTS INTERNATIONAL (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN

COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, INNISFREE M&A INCORPORATED, LAND & BUILDING'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD, WHEN AVAILABLE, WITHOUT CHARGE UPON REQUEST.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A TO BE FILED BY LAND & BUILDINGS WITH THE SEC ON MARCH 20, 2015. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” that involve numerous risks and uncertainties.  The statements contained in this communication that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  All forward-looking statements included in this document are based on information available to Land and Buildings on the date hereof.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “seek,” “should,” "could," “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue” or “believe” or the negatives thereof or other variations thereon or comparable terminology.  Such statements are not guarantees of future performance or activities.  Due to various risks, uncertainties and assumptions, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements.  The opinions of Land and Buildings are for general informational purposes only and do not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person, and should not be taken as advice on the merits of any investment decision.  This material does not recommend the purchase or sale of any security.  Land and Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate.  Land and Buildings disclaims any obligation to update the information contained herein.  Land and Buildings and/or one or more of the investment funds it manages may purchase additional MGM Resorts International shares or sell all or a portion of their shares or trade in securities relating to such shares.